FOR IMMEDIATE RELEASE
For information contact MacKenzie Partners, Inc.:
Lawrence E. Dennedy or Robert C. Marese - (800) 322-2885

            JANA PARTNERS LLC UNVEILS PROPOSALS TO BRING SHAREHOLDER
                          DEMOCRACY TO INTERCEPT, INC.

Atlanta, Georgia - May 3rd, 2004 - JANA Partners LLC ("JANA") today delivered three proposals designed to increase shareholder democracy to InterCept, Inc. (NASDAQ - ICPT) ("InterCept") for inclusion among the proposals to be voted upon at the company's 2004 Annual Meeting, which is scheduled for June 24, 2004. The delivery of these proposals follows the issuance by the Atlanta Division of the United States District Court for the Northern District of Georgia of an order requiring InterCept to allow JANA to present shareholder proposals at the annual meeting.

JANA's proposals would amend InterCept's bylaws as follows:

          o Under InterCept's current bylaws, members of the board of directors of the company may only be removed for "cause" and even if such cause exists the vote of shareholders holding two-thirds of the shares entitled to vote is required. Under JANA's proposals, holders of a majority of InterCept's shares could remove a director with or without cause at a shareholders' meeting.
          o Under InterCept's current bylaws, a vacancy on the board can only be filled by the remaining directors. Under JANA's proposals, any vacancy on the board could be filled first by the shareholders, and any vacancy caused by removal could be filled only by the shareholders.
          o Under InterCept's current bylaws, shareholders holding 25% or more of the company's shares can force the company to call a special meeting. Under JANA's proposals, shareholders owning 10% or more could do so, thus making it easier for shareholders to call meetings to address issues of importance to them.

"We believe these proposals are necessary to insure that the majority of shareholders can elect directors of their choosing, rather than have the board hand-pick its own members," JANA Managing Member Barry S. Rosenstein said today. "Our goal is to put InterCept on the path to achieving maximum value for its shareholders, and these proposals will allow InterCept's shareholders to replace the current board majority with directors who will work to accomplish that goal."

A COPY OF THE LETTER SENT BY JANA TO INTERCEPT TODAY SETTING FORTH ITS PROPOSALS FOR INCREASING SHAREHOLDER DEMOCRACY IS ATTACHED HERETO.

In addition to submitting the shareholder proposals described above, JANA has previously nominated two individuals, Marc Weisman and Kevin Lynch, for election as directors at InterCept's Annual Meeting.



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BACKGROUND

In October, 2003, InterCept announced that its Chairman and Chief Executive Officer, John W. Collins, intended to make an offer to take InterCept private, and that the InterCept board of directors had formed a special independent committee to evaluate the possible sale of the Company. On December 12, 2003, InterCept announced that Mr. Collins would not be making an offer but that "several third parties initiated contact with the special committee and expressed interest in InterCept, and the special committee will be evaluating those indications of interest." Less than two months later, InterCept's board of directors terminated the sale process and dissolved the special committee. Following the decision not to continue with the sale process, on February 13, 2004, two of the three independent directors on the special committee, Boone A. Knox (the then Vice Chairman) and Jon R. Burke, resigned as a result of the decision.

If elected, the directors nominated by JANA would propose to immediately engage a nationally recognized investment banking firm to conduct a full and fair review of the best value-maximizing options for shareholders, including sale of the company.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

JANA Partners LLC manages securities portfolios with assets of approximately $1.4 billion and currently owns 1,639,937 shares (approximately 8%) of the common stock of InterCept.

The following individuals have consented to being nominated by JANA Partners LLC for election as directors of InterCept at InterCept's 2004 Annual Meeting of Shareholders.

          o Marc Weisman, 51, has been a Principal of Sagaponack Partners, L.P. for more than the past five years.
          o Kevin J. Lynch, 35, has been a Principal of JANA Partners LLC since 2001. From 1999 to 2001, Mr. Lynch was an Investment Analyst at Sagaponack Partners, L.P.

The Managing Directors of JANA Partners are Barry S. Rosenstein and Gary Claar. Barry S. Rosenstein, 45, has been a Managing Member of JANA Partners LLC since 2001. From 1993 to 2001, Mr. Rosenstein was a Principal of Sagaponack Partners, L.P., a private equity fund. Gary Claar, 37, has been a Managing Member of JANA Partners LLC since 2001. From 1999 to 2001, Mr. Claar was a Principal of Marathon Advisors LLC, an investment fund.

The principal business address of Mr. Rosenstein and Mr. Lynch is 201 Post Street, Suite 1000, San Francisco, California 94108. The principal business address of Mr. Weisman is 645 Fifth Avenue, New York, New York 10022. The principal business address of Mr. Claar is 200 Park Avenue, New York, New York 10166.

Mr. Weisman and Mr. Lynch have each agreed, if elected, to serve as a director of InterCept. JANA Partners does not expect that any of its nominees will be unable to stand for election or serve as a director, but if any vacancy in JANA Partners' slate occurs for any reason (including if InterCept makes or announces any changes to its bylaws or takes or announces any other action that has, or if



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completed would have, the effect of  disqualifying  any or all of JANA Partners'
nominees), JANA Partners will vote for the substitute candidate(s) nominated by JANA Partners in compliance with the rules of the SEC and any other applicable law and, if applicable, InterCept's bylaws.

JANA Partners LLC intends to file a proxy statement and other relevant documents with the SEC in support of the election of Messrs. Lynch and Weisman to the InterCept board. INVESTORS ARE URGED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. JANA Partners LLC and Messrs. Lynch and Weisman may be deemed to be participants in the solicitation of proxies from the shareholders of InterCept in connection with the annual meeting. Information about these participants will be set forth in the proxy statement filed by JANA Partners LLC with the SEC. Investors may obtain additional information by reading the proxy statement when it becomes available.